UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                    VINEYARD OIL AND GAS CO.
                         (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                              None
                         (CUSIP Number)

                  Vasilios T. Nacopoulos, Esq.
             Knox McLaughlin Gornall & Sennett, P.C.
          120 West Tenth Street, Erie, Pa.  16501-1461
                         (814) 459-2800
                    vnacopoulos@kmgslaw.com
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 10, 2002
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      CUSIP No.  None

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). James J. Concilla, on behalf of himself and a former group of Shareholders that consisted of the following:
Margaret J. Concilla, Luigi Mazza, Wilbur E. Johnson, Jr., W. Eric Johnson, Cheryl B. Johnson, Quinn E. Johnson, Walter E. Johnson,
H. Gunther Edelmann, Beverly W. Edelmann, Charles L. Valone, Alice E. Valone, Joanne M. Valone, Samuel J. Valone, Thomas Marano, Arlene Marano, Bruce M. Campbell, Peggy A. Campbell, Jeffrey Buchholz, Barbara J. Beck, Ann L. Carlin, Nicholas J. Gervase, David A. Gervase, Kathleen Gervase Heberlein, Patricia Gervase Shields-Myers, and James S. Gervase.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)
     (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS) Other--OO (See Item 3, below)

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

6. CITIZENSHIP OR PLACE OF ORGANIZATION  United States of America

NUMBER OF                  7.  SOLE VOTING POWER
SHARES                          none (See Item 5)
BENEFICIALLY
OWNED BY                   8.  SHARED VOTING POWER
EACH                            none (See Item 5)
REPORTING
PERSON                     9.  SOLE DISPOSITIVE POWER
WITH                            none (See Item 5)

                           10. SHARED DISPOSITIVE POWER
                                none (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
As of May 10, 2002, most of the group members sold a majority of their shares. The group has since disbanded. Therefore, the former group no longer has a beneficial ownership in any shares. As of May 10, 2002, the former group members owned in the aggregate 44,105.25 shares or 0.8% of the outstanding shares, having sold a total of 1,043,710.63 shares. As of May 10, 2002, James J. Concilla individually and jointly owned zero (0) shares. (See Item 5 for the individual ownership of the former group members).

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
As of May 10, 2002, James J. Concilla individually and jointly with his wife, Margaret Concilla, owned none of the outstanding shares. Because the group has disbanded, the group no longer has beneficial ownership of any of the outstanding shares. (See Item 5 for the individual percentage ownership of the former group members)

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  Individual--IN

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock of Vineyard Oil & Gas Co. whose principal executive offices are located at 10299 West Main Road, North East, PA 16428. The Company's mailing address is
P.O Box 391, North East, PA  16428.


ITEM 2. IDENTITY AND BACKGROUND

     The former members of the group of shareholders to which this statement relates are as follows:

James J. Concilla
20 Blaine Street
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Margaret J. Concilla
20 Blaine Street
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Luigi Mazza
11787 East Lake Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Wilbur E. Johnson, Jr.
1324 South Shore Drive, Apt. 1007
Erie, PA  16505
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

W. Eric Johnson
4404 Prestwick Drive
Erie, PA  16506
Occupation/Employment: Stockbroker
     Acument Securities, Inc.
     3800 West Twelfth Street
     Erie, PA  16505
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Cheryl B. Johnson
4404 Prestwick Drive
Erie, PA  16506
Occupation/Employment: None
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Quinn E. Johnson
4404 Prestwick Drive
Erie, PA  16506
Occupation/Employment: None
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Walter E. Johnson
4404 Prestwick Drive
Erie, PA  16506
Occupation/Employment: None
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

H. Gunther Edelmann
1746 Ridgecrest Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Beverly W. Edelmann
1746 Ridgecrest Road
North East, PA  16428
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Charles L. Valone
185 Sunset Beach Road
North East, PA  16428
Occupation/Employment: Self-employed
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Alice E. Valone
185 Sunset Beach Road
North East, PA  16428
Occupation/Employment: Self-employed
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Joanne M. Valone
3139 B 38th Street South
St. Petersburg, FL  33711
Occupation/Employment: Physician Assistant
     Advanced Orthopaedic Associates
     3500 E. Fletcher Ave. #325
     Tampa, FL  33613
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Samuel J. Valone
11840 Findley Lake Road
North East, PA  16428
Occupation/Employment: Farmer/Self-employed
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Thomas Marano
540 East Main Street
Grove City, PA  16127
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Arlene Marano
540 East Main Street
Grove City, PA  16127
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Bruce M. Campbell
12350 East Lake Road
North East, PA  16428
Occupation/Employment: Production Worker
     Better Baked Foods
     56 Smedly Street
     North East, PA  16428
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Peggy A. Campbell
12350 East Lake Road
North East, PA  16428
Occupation/Employment: Medical Receptionist
     Concentra Medical Center
     2901 East Lake Road
     Erie, PA  16531
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Jeffrey Buchholz
149 Orchard Beach Road
North East, PA  16428
Occupation/Employment: Teacher
     Ripley School District
     Ripley, NY  14775
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Barbara J. Beck
158 Sunset Beach Road
North East, PA  16428
Occupation/Employment: Teacher
     Ripley Central School
     Ripley, NY  14775
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Ann L. Carlin
240 East 28th Street
Erie, PA  16504
Occupation/Employment: Retired
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Nicholas J. Gervase
3022 Westwood Estates Drive
Erie, PA  16506
Occupation/Employment: Technical Support Manager
     Lord Corporation
     2000 West Grandview Blvd.
     Erie, PA  16509
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

David A. Gervase
3022 Westwood Estates Drive
Erie, PA  16506
Occupation/Employment: Unknown
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Kathleen Gervase Heberlein
3022 Westwood Estates Drive
Erie, PA  16506
Occupation/Employment: Unknown
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

Patricia Gervase Shields-Myers
3022 Westwood Estates Drive
Erie, PA  16506
Occupation/Employment: Unknown
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America

James S. Gervase
3312 Hershey Road
Erie, PA  16506
Occupation/Employment: Pharmacist/Company Sales Representative
     Bristol Myers Squibb
     3312 Hershey Road
     Erie, PA  16506
Criminal Convictions in Last Five Years: None
Securities Law Proceedings in Last Five Years: None
Citizenship: United States of America


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The former group acquired beneficial ownership of the shares by virtue of the formation of the group (see previously filed Schedule
13D), and the former group did not expend any funds to acquire such shares. The sources and amounts of funds each former group member originally used to acquire their respective securities are as follows:

James J. Concilla
     Source: Personal/No Loans
     Amount: $6,000.00

James J. Concilla and Margaret J. Concilla, Jointly
     Source: Personal/No Loans
     Amount: $11,525.00

Luigi Mazza
     Source: Personal/No Loans
     Amount: $3,000.00

Wilbur E. Johnson, Jr.
     Source: Personal/No Loans
     Amount: $23,783.93

W. Eric Johnson
     Source: Personal/No Loans
     Amount: $8,409.85

Cheryl B. Johnson
     Source: Gift/No Loans
     Amount: $0.00

Quinn E. Johnson
     Source: Gift/No Loans
     Amount: $0.00

Walter E. Johnson
     Source: Gift/No Loans
     Amount: $0.00

H. Gunther Edelmann and Beverly W. Edelmann, Jointly
     Source: Personal/No Loans
     Amount: $4,975.00

Charles L. Valone and Alice E. Valone, Jointly
     Source: Personal/No Loans
     Amount: $5,680.00

Joanne M. Valone
     Source: Inheritance/No Loans
     Amount: $0.00

Samuel J. Valone
     Source: Inherited/No Loans
     Amount: $0.00

Thomas and Arlene Marano, Jointly
     Source: Personal/No Loans
     Amount: $1,492.00

Bruce M. and Peggy A. Campbell, Jointly
     Source: Personal/No Loans
     Amount: $1,895.00

Jeffrey Buchholz
     Source: Personal/No Loans
     Amount: $617.00

Barbara J. Beck
     Source: Personal/No Loans
     Amount: $1901.00

Ann L. Carlin
     Source: Inherited/No Loans
     Amount: $0.00

Nicholas J. Gervase
     Source: Power of Attorney
     Amount: $0.00

David A. Gervase
     Source: Personal/No Loans
     Amount: $5001.00

Kathleen Gervase Heberlein
     Source: Inherited/No Loans
     Amount: $0.00

Patricia Gervase Shields-Myers
     Source: Inherited/No Loans
     Amount: $0.00

James S. Gervase
     Source: Inherited/No Loans
     Amount: $0.00

James S. and Kim Gervase, Jointly
     Source: Inherited/No Loans
     Amount: $0.00


ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the group was to attract a purchaser for the stock of the group members. The undertaking of the group was set forth in Exhibit A attached to the previously filed Schedule 13D.
The tasks of James J. Concilla were to compile names of persons interested in joining a group of shareholders interested in selling their shares in the Issuer and to make any necessary filings with the SEC on behalf of the group. The undertaking was successful in that on May 10, 2002, the majority of shares owned by the former group members were sold to a third party, SABRE OIL AND GAS, INC., an affiliate of EAST Resources, Inc. Since the purpose of the former group had been fulfilled, the former group has since disbanded.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number of shares of Common Stock of the Issuer identified in Item 1 that were beneficially owned by the group of persons listed in Item 2 equaled 1,087,815.88 shares, which was approximately 20.6% of the 5,275,562.5 shares of stock outstanding. However, since the group has disbanded, the group no longer has beneficial ownership of any shares. As of May 10, 2002, each former group member owns less than 5% of the Common Stock of the Issuer and does not beneficially own any of the shares of any other former group member, unless by joint ownership originating prior to the formation of the group.

     As of May 10, 2002, the former members of the group each retain the individual voting rights as to their respective unsold shares, except in the instances where some of the former group members are joint owners of shares or are guardians of minor shareholders or have power of attorney over another's shares. The former members of the group retain their individual disposition rights as to their respective unsold shares, except in the instances where some of the former group members are joint owners of shares or are guardians of minor shareholders or have power of attorney over another's shares.

     The following is a list of each former group member's respective sole and shared voting and disposition rights as of May 10, 2002(all percentages have been rounded to the nearest one/tenth percent) and a description of transactions in the securities effected since the previously-filed Schedule 13D:

James J. Concilla
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over no shares

Margaret J. Concilla
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over no shares

     Effective May 10, 2002, James J. Concilla, individually and jointly with Margaret J. Concilla, his wife, sold 307,261.25 shares for $0.40 per share directly to another person.

Luigi Mazza
     Sole voting power over 5,000 shares (1.5%)
     Shared voting power over no shares
     Sole disposition power over 5,000 shares (1.5%)
     Shared disposition power over no shares

     Effective May 10, 2002, Luigi Mazza sold 70,000 shares for $0.40 per share directly to another person.

Wilbur E. Johnson, Jr.
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over no shares

     Effective May 10, 2002, Wilbur E. Johnson, Jr. sold 94,011.25 shares for $0.40 per share directly to another person.

W. Eric Johnson
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over no shares

     Effective May 10, 2002, W. Eric Johnson, individually and as guardian of Quinn E. Johnson and Walter E. Johnson sold
     113,345.63 shares for $0.40 per share directly to another person.

Cheryl B. Johnson
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over no shares

     Effective May 10, 2002, Cheryl B. Johnson sold 50,000 shares for $0.40 per share directly to another person.

Quinn E. Johnson
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over no shares

     Effective May 10, 2002, W. Eric Johnson, as guardian of Quinn E. Johnson, sold 25,000 shares for $0.40 per share directly to another person.

Walter E. Johnson
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over shares

     Effective May 10, 2002, W. Eric Johnson, as guardian of Walter
     E. Johnson, sold 25,000 shares for $0.40 per share directly to another person.

H. Gunther Edelmann
     Sole voting power over no shares
     Shared voting power over 6,379 shares owned jointly with
          Beverly W. Edelmann (0.0%)
     Sole disposition power over no shares
     Shared disposition power over 6,379 shares owned jointly with Beverly W. Edelmann (0.0%)

Beverly W. Edelmann
     Sole voting power over no shares
     Shared voting power over 6,379 shares owned jointly with
          H. Gunther Edelmann (0,0%)
     Sole disposition power over no shares
     Shared disposition power over 6,379 shares owned jointly with H. Gunther Edelmann (0.0%)

     Effective May 10, 2002, H. Gunther Edelmann and Beverly W.
     Edelmann, his wife, jointly sold 118,000 shares for $0.40 per share directly to another person.

Charles L. Valone
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over no shares

Alice E. Valone
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over no shares

     Effective May 10, 2002, Charles L. Valone and Alice E. Valone, his wife, jointly sold 142,000 shares for $0.40 per share directly to another person.

Joanne M. Valone
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over no shares

     Effective May 10, 2002, Joanne M. Valone sold 4,000 shares for $0.40 per share directly to another person.

Samuel J. Valone
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over no shares

     Effective May 10, 2002, Samuel J. Valone sold 4,000 shares for. $0.40 per share directly to another person.

Thomas Marano
     Sole voting power over no shares
     Shared voting power over 7,298.75 shares owned jointly with
          Arlene Marano (0.0%)
     Sole disposition power over no shares
     Shared disposition power over 7,298.75 shares owned jointly with Arlene Marano (0.0%)

Arlene Marano
     Sole voting power over no shares
     Shared voting power over 7,298.75 shares owned jointly with
          Thomas Marano (0.0%)
     Sole disposition power over no shares
     Shared disposition power over 7,298.75 shares owned jointly with Thomas Marano (0.0%)

     Effective May 10, 2002, Thomas Marano and Arlene Marano, his wife, jointly sold 30,000 shares for $0.40 per share directly to another person.

Bruce M. Campbell
     Sole voting power over no shares
     Shared voting power over 7,375 shares owned jointly with
          Peggy Campbell (0.0%)
     Sole disposition power over no shares
     Shared disposition power over 7,375 shares owned jointly with Peggy Campbell (0.0%)

Peggy A. Campbell
     Sole voting power over no shares
     Shared voting power over 7,375 shares owned jointly with
          Bruce Campbell (0.0%)
     Sole disposition power over no shares
     Shared disposition power over 7,375 shares owned jointly with Bruce Campbell (0.0%)

     Effective May 10, 2002, Bruce M. Campbell and Peggy A. Campbell, his wife, jointly sold 40,000 shares for $0.40 per share directly to another person.

Jeffrey Buchholz
     Sole voting power over no shares
     Shared voting power over no shares
     Sole disposition power over no shares
     Shared disposition power over no shares

     Effective May 10, 2002, Jeffrey Buchholz sold 29,092.5 shares for $0.40 per share directly to another person.

Barbara J. Beck
     Sole voting power over 1,675 shares (0.0%)
     Shared voting power over no shares
     Sole disposition power over 1,675 shares (0.0%)
     Shared disposition power over no shares

     Effective May 10, 2002, Barbara J. Beck sold 11,000 shares for $0.40 per share directly to another person.

Ann L. Carlin
     Sole voting power over 7,162.5 shares (0.1%)
     Shared voting power over no shares
     Sole disposition power over 7,162.5 shares (0.1%)
     Shared disposition power over no shares

Nicholas J. Gervase
     Sole voting power over no shares
     Shared voting power over 6,633.75 as attorney-in-fact for David A. Gervase, Kathleen Gervase Heberlein, and Patricia Gervase Shields-Myers (0.0%)
     Sole disposition power over no shares
     Shared disposition power over 6,633.75 as attorney-in-fact for David A. Gervase, Kathleen Gervase Heberlein, and Patricia Gervase Shields-Myers (0.0%)

     Effective May 10, 2002, Nicholas J. Gervase, as attorney-in-fact for David A. Gervase, Kathleen Gervase Heberlein, and Patricia Gervase Shields-Myers, sold 42,000 shares for $0.40 per share directly to another person.

David A. Gervase
     Sole voting power over no shares
     Shared voting power over 3,451.25 shares with his attorney-
          in-fact, Nicholas J. Gervase (0.0%)
     Sole disposition power over no shares
     Shared disposition power over 3,451.25 shares with his attorney-in-fact, Nicholas J. Gervase (0.0%)

     Effective May 10, 2002, Nicholas J. Gervase, as attorney-in-fact for David A. Gervase, sold 14,000 shares for $0.40 per share directly to another person.

Kathleen Gervase Heberlein
     Sole voting power over no shares
     Shared voting power over 1,591.25 shares with her attorney-
          in-fact, Nicholas J. Gervase (0.0%)
     Sole disposition power over no shares
     Shared disposition power over 1,591.25 shares with her attorney-in-fact, Nicholas J. Gervase (0.0%)

     Effective May 10, 2002, Nicholas J. Gervase, as attorney-in-fact for Kathleen Gervase Heberlein, sold 14,000 shares for $0.40 per share directly to another person.

Patricia Gervase Shields-Myers
     Sole voting power over no shares
     Shared voting power over 1,591.25 shares with her attorney-
          in-fact, Nicholas J. Gervase (0.0%)
     Sole disposition power over no shares
     Shared disposition power over 1,591.25 shares with her attorney-in-fact, Nicholas J. Gervase (0.0%)

     Effective May 10, 2002, Nicholas J. Gervase, as attorney-in-fact for Patricia Gervase Shields-Myers, sold 14,000 shares for $0.40 per share directly to another person.

James S. Gervase
     Sole voting power over 1,981.25 (0.0%)
     Shared voting power over 600 shares owned jointly with Kim
          Gervase (0.0%)
     Sole disposition power over 1,981.25 (0.0%)
     Shared disposition power over 600 shares owned jointly with Kim Gervase

     Effective May 10, 2002, James S. Gervase, individually, sold
     14,000 shares for $0.40 per share directly to another person.

Other than as disclosed above, according to the knowledge of James J. Concilla, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities owned by former members of the group.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     According to the knowledge of James J. Concilla, no contract, arrangement, understandings or relationships (legal or otherwise) exist between the former members of the group with respect to the Common Stock of the Issuer. The purposes of the former group described in the previously-filed Schedule 13D have been fulfilled, and the group has disbanded.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     none


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
                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2002

                               /s/ James J. Concilla
                               ________________________
                               James J. Concilla